FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated June 16, 2011 regarding strategies for eight businesses toward achieving “2012 Mid-term Management Plan” goals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 16, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Strategies for Eight Businesses

Toward Achieving “2012 Mid-term Management Plan” Goals

Tokyo, June 16, 2011 – Hitachi, Ltd. (NYSE: HIT/TSE: 6501) today announced strategies for eight businesses toward achieving the goals of its “2012 Mid-term Management Plan.” On June 9, 2011, Hitachi announced a progress of its management plan “2012 Mid-term Management Plan,” which is three year plan until the fiscal year ending March 31, 2013. The primary goals of this medium-term management plan are to promote “Growth Driven by Social Innovation Business” & “Solid Financial Base.”

1. Information & Telecommunication Systems Business

1-1. FY2010 Results, and Targets for FY2012 and FY2015

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	1,652.0	1,750.0	2,300.0
Service revenues ratio	58%	60%	65%
Operating income	98.6	122.0	185.0
Operating income ratio	6.0%	7.0%	8.0%
Overseas revenue ratio	24%	25%	35%

1-2. Business Policy

“Contribute to Social Innovation Business through collaborative creation with customers”

1-3. Business Strategy

(1) Strengthen domestic businesses

[1]	Strengthen core business (Solution businesses for each type of industry): add value, shift to services

[2]	Expand services in new fields (Highly reliable cloud computing services, etc.)

	[Billions of yen]
	FY2012 Targets	FY2015 Targets
Cloud related revenues	200	500

[3]	Promote fused businesses leveraging Hitachi’s strength in the information business

(2) Strengthen global businesses

[1]	Expand business through the three pillars of growth (Platform solutions business centered on storage systems, consulting business, and integrated IT services business) and synergy generation

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Storage solutions business	322	400
Consulting business	40	130
Integrated IT services business	—	260

[2]	Aggressively promote solutions business overseas

[3]	Expand business in emerging markets

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Asia (including China) revenues	100	200

(3) Strengthen business bases

[1]	Raise efficiency of group consolidated management

[2]	Strengthen operations

[3]	Pursue improved quality and productivity by strengthening manufacturing capabilities

[4]	Strengthen business continuity

2. Power Systems Business

2-1. FY2010 Results, and Targets for FY2012 and FY2015

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	813.2	870.0	1,100.0
Operating income ratio	2.7%	3.5%	6.0%
Overseas revenue ratio	39%	45%	50%

2-2. Business Policy

“The world market leader advancing the future global society with evolutionary energy technologies”

2-3. Business Strategy

(1) Accelerate global development

[1]	Thermal power:	Expand business in growth markets

[2]	Nuclear power:	Target countries proceeding with new nuclear power plant construction

[3]	Renewable energy, etc.:

- Sell wind power and solar power generation systems overseas

- Expand particle beam therapy system business

(2) Expand services business

[1]	Cooperate with local partners, expand bases

(3) Support for restoration and rebuilding efforts following the Great East Japan Earthquake

[1]	Strengthen support over the medium and long terms for Fukushima and existing nuclear power plants

[2]	Restore damaged power generation facilities, shorten regular inspection timeframes, restart idled thermal power generation plants, expand and strengthen supplies of gas turbines for emergency generation and sales of private power generators

2-4. Strategy by Business

(1) Thermal Power Business

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Thermal Power Business revenues	460	650

[1]	Upgrade response to Great East Japan Earthquake

[2]	Actively sell highly efficient coal-fired thermal power systems, etc. in global markets

[3]	Develop business in strategic products, including environmental systems and gas turbines

(2) Nuclear Power Business

	[Billions of yen]
	FY2010 Results	FY2020 Targets
Nuclear Power Business revenues	180	360

[1]	Support Fukushima countermeasures and offer services for the nuclear power sector in Japan

[2]	Step up development of overseas business

(3) Power Distribution, Renewable Energy and Other Businesses

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Power Distribution, Renewable Energy and Other Businesses revenues	170	280

[1]	Strengthen power distribution business

[2]	Expand and boost sales in renewable energy business

[3]	Expand and boost sales of particle beam therapy system

3. Social Infrastructure & Industrial Systems Business

3-1. FY2010 Results, and Targets for FY2012 and FY2015(*)

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	543.3	660.0	830.0
Operating income ratio	0.8%	3.6%	5.2%
Overseas revenue ratio	21%	29%	40%

(*)	Simple sum of the figures for three companies: Hitachi, Ltd.’s Industrial & Social Infrastructure Systems Company, Hitachi Plant Technologies, Ltd., and Hitachi Industrial Equipment Systems Co., Ltd.

3-2. Business Policy

“Innovate by fusing IT and technologies supporting social infrastructure and industrial systems”

3-3. Business Strategy

(1) Social Infrastructure Systems Business(*)

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Social Infrastructure Systems Business revenues	101.6	210.0

(*)	FY2015 operating income ratio target: 6%, overseas revenue ratio target: over 35%

[1]	Strengthen services businesses in the Japanese water business

[2]	Strengthen and expand overseas water business

(2) Industrial Systems Business(*)

	[Billions of yen]
	FY2010 Results	FY2015 Targets
Industrial Systems Business revenues	441.7	620.0

(*)	FY2015 operating income ratio target: 5%, overseas revenue ratio target: over 40%

[1]	Expand highly efficient, environmentally friendly components, systems, and servicing businesses

4. Railway Systems Business

4-1. FY2010 Results, and Targets for FY2012 and FY2015

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	133.1	140.0	320.0
Operating income ratio	1.5%	2.7%	8.0%
Overseas revenue ratio	24%	31%	60%

4-2. Business Policy

“Accelerate globalization with technologies developed in Japan”

4-3. Business Strategy

(1) Sustainable growth in Japan

[1]	Expand sales of rolling stock systems

[2]	Secure market share in signaling/train control systems

[3]	Expand hybrid traction systems business

[4]	Create new businesses by collaboration with customers

(2) Expand overseas businesses

[1]	Further expansion of U.K. and Chinese business

[2]	Focus on total project integration business in emerging markets (Southeast Asia, Brazil, India)

5. Urban Planning and Development Systems Business

5-1. FY2010 Results and FY2012 Targets

	[Billions of yen]
	FY2010 Results	FY2012 Targets
Revenues	404.5	420.0
Operating income ratio	7.4%	8.0%
Overseas revenue ratio	31%	36%

5-2. Business Policy

“Aim to expand business further, centered on overseas business”

5-3. Business Strategy

(1) Japan business strategy

[1]	Strengthen and expand elevator and escalator modernization business to meet growing refurbishment demand

[2]	Provide high-value-added services for whole buildings linked to products of energy saving and security

(2) Overseas business strategy

[1]	Focus on the Asian belt zone where market growth is expected

[2]	Expand business for new elevators and escalators by strengthening regional HQ framework

6. Information & Control Systems Business(*)

6-1. FY2010 Results, and Targets for FY2012 and FY2015

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	233.2	250.0	350.0
Overseas revenue ratio	7%	20%	35%

(*)	Revenues are included separately for the Information & Telecommunication Systems Company, the Power Systems Company, the Industrial & Social Infrastructure Systems Company and the Rail Systems Company.

6-2. Business Policy

“Drive the Social Innovation Business by providing total solutions fusing information and control technologies”

6-3. Business Strategy

(1) Promote the total solution business based on information and control technologies

[1]	Promote next-generation smart grid solutions, extending from power generation, transmission and distribution to consumer systems

[2]	Promote total solutions for railways, extending from railway control to passenger services

[3]	Develop next-generation infrastructure systems business in the social infrastructure and industrial systems fields

(2) Expand business in global growth markets

[1]	Develop regionally, centered on the social infrastructure systems market in emerging countries (such as China and India)

[2]	Accelerate localization of manufacturing, sales and services

[3]	Respond to demand for upgrading infrastructure in industrialized nations

(3) Proceed to make strategic investments

[1]	Reinforce business base

[2]	Promote development of core business platforms

7. Automotive Systems Business(*1)

7-1. FY2010 Results, and Targets for FY2012 and FY2015

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	773.5	830.0	Over 1,000.0
Operating income ratio	2.4%	3.5%	Over 5.0%
Overseas Revenue Ratio for Global Customer Bases(*2)	49%	51%	Over 60%

(*1)	Includes Battery Systems Company, in accordance with the revision of segment categories.
(*2)	These are combined ratio with figures of automotive systems that are equipped with vehicles at customer’s base and figures of mobile batteries’ overseas revenues.

7-2. Business Policy

“Achieving the goals set out in this global growth strategy will increase our competitiveness on the world stage”

7-3. Business Strategy

[1]	Double revenues of global customers and emerging nations

[2]	Expand e-product (electronics and electromechanical products) sales

[3]	Accelerate local production for local consumption, and speed up management decision-making

8. Consumer Business

8-1. FY2010 Results and FY2012 Targets

(1) Consumer Business

	[Billions of yen]
	FY2010 Results	FY2012 Targets
Revenues	951.5	1,000.0
Operating income ratio	1.6%	2.0%
Overseas revenue ratio	46%	50%

[1]	Hitachi Consumer Electronics Co., Ltd.

	[Billions of yen]
	FY2010 Results	FY2012 Targets
Revenues	386.0	360.0
Operating income	(0.2%)	1.0%
Overseas revenue ratio	67%	78%

[2]	Hitachi Appliances, Inc.

	[Billions of yen]
	FY2010 Results	FY2012 Targets	FY2015 Targets
Revenues	502.6	560.0	655.0
Operating income	2.2%	2.7%	5.0%
Overseas revenue ratio	32%	35%	45%

8-2. Business Policy

[1]	Create and expand eco-friendly living infrastructure businesses

[2]	Video related products and components business:

Create global No.1 businesses in optical storage and LCD projectors

[3]	Home appliances and air conditioning:

Expand global business and nurture new environment fields

8-3. Business Strategy

(1) Digital Media Business

“Create a continuously profitable structure centered on the video related products and components business”

[1] LCD projectors:	Capture No.1 share worldwide with high-value-added models(*)

(*) Monetary basis, excludes SVGA and home use.

[2] Optical storage:	Maintain No. 1 share worldwide(*) by strengthening cost competitiveness

(*) Unit basis.

[3] Flat-panel TVs:	Structure the business model based on low-risk management and a focus on distinctive technologies

(2) Hitachi Appliances, Inc.

“Expand business as a corporation that contributes to the global environment around a strategy of local production for local consumption and premium products”

[1] Air conditioning business:	Further expand global business

[2] Home appliance business:	Expand global business

[3] Nurture new environment fields:	Expand all-electric housing business, LED lighting business, and solar power generation(*) business

(*) Sold by Hitachi Consumer Marketing, Inc.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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